Exhibit A

Ceragon Networks Reports Fourth Quarter and Full Year 2019 Financial Results

February 10, 2020

CERAGON NETWORKS REPORTS FOURTH QUARTER AND
FULL YEAR 2019 FINANCIAL RESULTS

Q4 and full year 2019 cost of revenues include a one-time provision of $2.0 million related to inventory of a low-volume older product made in connection with a plan to reduce the number of contract manufacturers

Q4 and full year 2019 general and administrative expenses include a one-time provision of $1.3 million related to a long-time customer experiencing financial difficulties

Little Falls, New Jersey, February 10, 2020 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today reported results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Highlights:

Revenues - $71.3 million, down 16.9% from the fourth quarter of 2018, and down 1.3% from the third quarter of 2019.

Gross margin – 31.7%, compared to 34.4% in the fourth quarter of 2018 and 32.2% in the third quarter of 2019.

Operating income (loss) - $(2.2) million, compared to operating income of $6.5 million in the fourth quarter of 2018, and operating income of $2.1 million in the third quarter of 2019.

Net income (loss) - $(4.1) million, or $(0.05) per diluted share for the fourth quarter of 2019, compared to net income of $11.6 million, or $0.14 per diluted share, in the fourth quarter of 2018. Net income for the third quarter of 2019 was $0.2 million, or $0.00 per diluted share.

Non-GAAP results – Gross margin was 31.3%, operating loss was $(2.1) million, and net loss was $(5.0) million, or $(0.06) per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Non-GAAP results excluding one-time items – Gross margin was 34.1%, operating income was $1.2 million, and net loss was $(1.7) million, or $(0.02) per diluted share.

Cash and cash equivalents - $23.9 million at December 31, 2019, compared to $20.5 million at September 30, 2019.

Full Year 2019 Highlights:

Revenues – $285.6 million, down 17.0% from 2018.

Gross margin – 33.9%, compared to 33.8% in 2018.

Operating income – $7.3 million, compared to an operating income of $26.1 million in 2018.

Net income (loss) – $(2.3) million, or $(0.03) per diluted share. Net income for 2018 was $23.0 million, or $ 0.28 per diluted share.

Non-GAAP results - gross margin was 33.8%, operating income was $9.0 million, and net income was $0.1 million, or $0.00 per diluted share. For reconciliation of GAAP to non-GAAP results, see the attached tables.

Non-GAAP results excluding one-time items – gross margin was 34.5%, operating income was $12.3 million, and net income was $3.4 million, or $0.04 per diluted share.

“Revenue in 2019 declined primarily due to region-specific issues affecting operators in India, causing a significant slowdown after several very strong years,” said Ira Palti President and CEO of Ceragon. “Excluding India, revenue from the rest of the world increased by approximately 11% compared to 2018, and we believe we are gaining market share. The most significant accomplishment of 2019 was obtaining several important new 5G design wins, including one through a new relationship with a very large Tier 1 U.S. operator. Given the long planning and project cycles, these new design wins are likely to begin contributing meaningfully to revenue only in late 2020 and beyond.

“We are targeting revenue growth in 2020, although we are off to a slow start. We are expecting a sequential decline in Q1 revenue, based on a Q4 book-to-bill below 1:1 plus typical seasonal factors negatively affecting Q1.  For the remaining quarters of the year, we continue to expect a $70-$75 million average quarterly revenue run rate, with a more favorable geographic mix leading to higher gross margin in 2020 versus 2019. We are also targeting better net income for 2020, as well as positive cash flow.”

“Our outlook for the coming months, is clouded by the effects of the outbreak of the novel coronavirus in Asia and particularly in China.  Our supply chain could be significantly impacted and our customers could be negatively affected. However, as the impact is too early to determine, we have not addressed it in our forward-looking statements.

“Looking forward beyond 2020”, Mr. Palti added, “we have the only value proposition designed for our customers to unlock their 5G potential.”

Supplemental geographical breakdown of revenue for:

 Fourth quarter 2019:

• Europe:	15%
• Africa:	7%
• North America:	13%
• Latin America:	31%
• India:	16%
• APAC:	18%

Full year 2019:

• Europe:	15%
• Africa:	9%
• North America:	15%
• Latin America:	25%
• India:	17%
• APAC:	19%

A conference call will follow beginning at 9:00 a.m. EST. Investors are invited to join the company’s teleconference by calling (USA) (844) 291-6360 or international +1 (234) 720-6993 and using the following access code: 6063623.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website on the webcasts page in the section for investors: www.ceragon.com/investors/webcasts/ selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: (USA) (866) 207-1041 (International) +1 (402) 970-0847, with access code: 5075947. This audio replay will be available through March 10, 2020.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G, mission-critical multimedia services and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless backhaul provides highly reliable, fast to deploy, high-capacity wireless backhaul for 5G and 4G networks with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

Join the Discussion

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the  risks relating to the concentration of a significant portion of Ceragon's expected business in certain geographic regions and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues, including the risks of deviations from our expectations of timing and size of orders from these customers; the risk that the current slowdown in revenue from India could extend for a longer period than anticipated; the risk of delays in converting design wins into revenue as well as the expected revenue growth; the risk of a disruption to our and our customers’ business related to the outbreak and potential spread of the novel coronavirus; risks associated with any failure to meet our product development timetable and specifications, and to maintain our technological advantage over our competitors; risks associated with any failure to effectively compete with other wireless equipment providers; the risk that the rollout of 5G services could take longer or differently than anticipated; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F, Item 3, under the caption “Risk Factors”, and Ceragon's other filings with the Securities and Exchange Commission, that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our announcements, presentations, or commentary will prove to be accurate. We do not assume any obligation to update any forward-looking statements.

Investors:
Osi Sessler
+972 3 5431047
investor@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
media@ceragon.com

-tables follow-

Ceragon Reports Fourth Quarter and Year End 2019 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
				Audited

Revenues	$71,256	$85,742	$285,583	$343,874
Cost of revenues	48,646	56,210	188,741	227,705

Gross profit	22,610	29,532	96,842	116,169

Operating expenses:
Research and development, net	7,639	6,709	26,793	28,180
Selling and marketing	10,130	11,520	39,469	42,961
General and administrative	7,032	4,797	23,278	18,884

Total operating expenses	$24,801	$23,026	$89,540	$90,025

Operating income (loss)	(2,191)	6,506	7,302	26,144

Financial expenses and others, net	2,204	872	6,521	6,349

Income (loss) before taxes	(4,395)	5,634	781	19,795

Taxes on income (benefit)	(471)	(5,965)	2,476	(3,251)
Equity loss in affiliates	177	-	649	-

Net income (loss)	$(4,101)	$11,599	$(2,344)	$23,046

Basic net income (loss) per share	$(0.05)	$0.15	$(0.03)	$0.29

Diluted net income (loss) per share	$(0.05)	$0.14	$(0.03)	$0.28

Weighted average number of shares used in computing basic net income (loss) per share	80,574,892	79,538,654	80,296,581	78,579,013

Weighted average number of shares used in computing diluted net income (loss) per share	80,574,892	81,987,796	80,296,581	81,021,527

Ceragon Reports Fourth Quarter and Year End 2019 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	Year ended December 31
	2019	2018
		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$23,939	$35,581
Short - term bank deposits	-	515
Trade receivables, net	118,531	123,451
Other accounts receivable and prepaid expenses	11,033	12,135
Inventories	62,132	53,509

Total current assets	215,635	225,191

NON-CURRENT ASSETS:
Long-term bank deposits	17	504
Deferred tax assets	8,106	7,476
Severance pay and pension fund	5,661	5,096
Property and equipment, net	34,865	33,613
Intangible assets, net	7,898	6,576
Other non-current assets	17,707	4,544

Total non-current assets	74,254	57,809

Total assets	$289,889	$283,000

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$59,635	$78,892
Deferred revenues	1,734	3,873
Short- term loans	14,600	-
Other accounts payable and accrued expenses	28,201	27,256

Total current liabilities	104,170	110,021

LONG-TERM LIABILITIES:
Deferred tax liability	-	28
Accrued severance pay and pension	10,907	9,711
Deferred revenues	6,265	-
Other long-term payables	8,126	3,672

Total long-term liabilities	25,298	13,411

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	215	214
Additional paid-in capital	418,062	415,408
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(8,666)	(9,208)
Accumulated deficits	(229,099)	(226,755)

Total shareholders' equity	160,421	159,568

Total liabilities and shareholders' equity	$289,889	$283,000

Ceragon Reports Fourth Quarter and Year End 2019 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
				Audited
Cash flow from operating activities:
Net income (loss)	$(4,101)	$11,599	$(2,344)	$23,046
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,680	2,163	9,691	7,758
Stock-based compensation expense	459	498	2,053	1,980
Decrease (increase) in trade and other receivables, net	11,367	(10,169)	7,795	(6,474)
Decrease (increase) in inventory, net of write off	5,602	(6,286)	(9,475)	(956)
Increase in deferred tax asset, net	(1,300)	(6,949)	(258)	(6,601)
Increase (decrease) in trade payables and accrued liabilities	(3,517)	11,815	(24,814)	4,402
Increase (decrease) in long and short – term deferred revenues	(3,023)	(4,130)	4,150	(650)
Other adjustments	440	(120)	271	(11)
Net cash provided by (used in) operating activities	$8,607	$(1,579)	$(12,931)	$22,494

Cash flow from investing activities:
Purchase of property and equipment, net	(2,476)	(4,070)	(11,592)	(10,303)
Purchase of intangible assets, net	(233)	(588)	(3,274)	(3,412)
Proceeds from bank deposits	82	48	1,002	48
Investment in shares	-	(1,628)	-	(1,628)
Net cash used in investing activities	$(2,627)	$(6,238)	$(13,864)	$(15,295)

Cash flow from financing activities:
Proceeds from exercise of stock options	211	2,048	602	2,611
Proceeds from (repayment of) bank credits and loans, net	(2,800)	-	14,600	-
Net cash provided by (used in) financing activities	$(2,589)	$2,048	$15,202	$2,611

Translation adjustments on cash and cash equivalents	$24	$28	$(49)	$(106)
Increase (decrease) in cash and cash equivalents	$3,415	$(5,741)	$(11,642)	$9,704
Cash and cash equivalents at the beginning of the period	20,524	41,322	35,581	25,877
Cash and cash equivalents at the end of the period	$23,939	$35,581	$23,939	$35,581

Ceragon Reports Fourth Quarter and Year End 2019 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2019	2018	2019	2018

GAAP cost of revenues	$48,646	$56,210	$188,741	$227,705
Stock based compensation expenses	(27)	(9)	(71)	(42)
Changes in indirect tax positions	361	(240)	327	(278)
Non-GAAP cost of revenues	$48,980	$55,961	$188,997	$227,385

GAAP gross profit	$22,610	$29,532	$96,842	$116,169
Gross profit adjustments	(334)	249	(256)	320
Non-GAAP gross profit	$22,276	$29,781	$96,586	$116,489

GAAP Research and development expenses	$7,639	$6,709	$26,793	$28,180
Stock based compensation expenses	(81)	(103)	(366)	(313)
Non-GAAP Research and development expenses	$7,558	$6,606	$26,427	$27,867

GAAP Sales and Marketing expenses	$10,130	$11,520	$39,469	$42,961
Stock based compensation expenses	(155)	(193)	(708)	(640)
Non-GAAP Sales and Marketing expenses	$9,975	$11,327	$38,761	$42,321

GAAP General and Administrative expenses	$7,032	$4,797	$23,278	$18,884
Changes in indirect tax positions	-	470	-	470
Stock based compensation expenses	(196)	(193)	(908)	(985)
Non-GAAP General and Administrative expenses	$6,836	$5,074	$22,370	$18,369

GAAP financial expenses and others, net	$2,204	$872	$6,521	$6,349
Recovery of devaluation related expenses in Venezuela	-	-	-	969
Leases – financial expenses	(133)	-	(234)	-
Non-GAAP financial expenses and others, net	$2,071	$872	$6,287	$7,318

GAAP Tax (income) expenses	$(471)	$(5,965)	$2,476	$(3,251)
Non-cash tax adjustments	1,272	6,869	182	6,343
Non-GAAP Tax expenses	$801	$904	$2,658	$3,092

GAAP equity loss in affiliates	$177	$-	$649	$-
Other non-cash adjustments	(177)	-	(649)	-
Non-GAAP equity loss in affiliates	$-	$-	$-	$-

Ceragon Reports Fourth Quarter and Year End 2019 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended, December 31,
	2019	2018	2019	2018

GAAP net income (loss)	$(4,101)	$11,599	$(2,344)	$23,046
Stock based compensation expenses	459	498	2,053	1,980
Changes in indirect tax positions	(361)	(230)	(327)	(192)
Leases – financial expenses	133	-	234	-
Non-cash tax adjustments	(1,272)	(6,869)	(182)	(6,343)
Recovery of devaluation related expenses in Venezuela	-	-	-	(969)
Other non-cash adjustment	177	-	649	-
Non-GAAP net income (loss)	$(4,965)	$4,998	$83	$17,522

GAAP basic net income (loss) per share	$(0.05)	$0.15	$(0.03)	$0.29

GAAP diluted net income (loss) per share	$(0.05)	$0.14	$(0.03)	$0.28

Non-GAAP diluted net income (loss) per share	$(0.06)	$0.06	$0.00	$0.22

Weighted average number of shares used in computing GAAP basic net income (loss) per share	80,574,892	79,538,654	80,296,581	78,579,013

Weighted average number of shares used in computing GAAP diluted net income (loss) per share	80,574,892	81,987,796	80,296,581	81,021,527

Weighted average number of shares used in computing Non-GAAP diluted net income (loss) per share	80,574,892	82,368,838	82,124,615	81,364,897